SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the disclosure letter we sent to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a discloseable event/information.	5

Exhibit 1

May 15, 2009

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Dear Sirs/Mesdames:

On September 16, 2008, we disclosed that our 67% owned subsidiary Mabuhay Satellite Corporation (“Mabuhay”) entered into, among others, a Wholesale Transponder Lease Agreement (“WTLA”) with ProtoStar Ltd. (“ProtoStar”), a Bermuda company engaged in the satellite business, and ProtoStar III Ltd. (“ProtoStar III”), a wholly-owned subsidiary of ProtoStar. Under the terms of the WTLA and subject to certain conditions, Mabuhay was to lease to ProtoStar III the transponders onboard Mabuhay’s Agila 2 satellite and assign its customer contracts and ground assets to ProtoStar III’s Subic branch. As consideration for the wholesale lease, Mabuhay was to receive US$22.5 million worth of ProtoStar’s Series C Preferred Shares. Simultaneously, Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) signed an agreement for an option to subscribe to US$27.5 million worth of ProtoStar Series C Preferred Shares and an Agreement for Space Segment Services.

We now disclose that on May 12, 2009, PLDT formally notified ProtoStar that it is not exercising its option to subscribe to US$27.5 million worth of ProtoStar Series C Preferred Shares. However, the Agreement for Space Segment Services between ProtoStar and PLDT for use of C-band transponders on the ProtoStar I satellite from 2011 to 2017 remains effective.

On the same date, Mabuhay, in a letter to ProtoStar and ProtoStar III, formalized the consequential termination on April 30, 2009 of the WTLA due to non-fulfillment of certain closing conditions. Mabuhay, ProtoStar and ProtoStar III are nonetheless in continued discussions to determine and arrive at the appropriate operating agreements to govern the collaboration between Mabuhay and ProtoStar in various areas such as marketing and sales, and the provision of back-up TT&C and NOC services for ProtoStar’s satellites, among others.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary & General Counsel

Page 1 of 4

Exhibit 1

May 15, 2009

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith SEC Form 17-C updating our disclosure dated September 16, 2008.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  May 15, 2009

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

___________________________________________________________

___________________________________________________________

___________________________________________________________

Exhibit 1

11. Item 9 - Other events

Further to our disclosure dated September 16, 2008, attached is a copy of our letter dated May 15, 2009 to the Philippine Stock Exchange regarding the following: (a) Company’s formal notification to ProtoStar Ltd. that it is not exercising its option to subscribe to US$27.5 million worth of ProtoStar Ltd. Series C Preferred Shares; however, the Agreement for Space Segment Services between ProtoStar Ltd. and the Company for use of C-band transponders on the ProtoStar I satellite from 2011 to 2017 remains effective; and (b) termination of the Wholesale Transponder Lease Agreement between Mabuhay Satellite Corporation, ProtoStar Ltd. and ProtoStar III Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : Florentino D. Mabasa, Jr. Title : First Vice President and Assistant Corporate Secretary

Date: May 18, 2009